Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Aralez Pharmaceuticals Inc. for the resale, from time to time, of up to 3,758,617 common shares of Aralez Pharmaceuticals Inc. no par per share by the selling shareholders identified in this prospectus and to the incorporation by reference therein of our report dated March 9, 2016, with respect to the consolidated financial statements of Tribute Pharmaceuticals Canada Inc. (the “Company”), included in the Current Report (Form 8-K/A) of Aralez Pharmaceuticals Inc. for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

Chartered Accountants

Licensed Public Accountants

Toronto, Ontario, Canada

March 18, 2016